Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260008

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus dated April 8, 2022)

Up to 105,086,092 Shares of Common Stock

Up to 11,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,000,000 Warrants to Purchase Common Stock

This prospectus supplement is being filed to supplement the prospectus dated April 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260008). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 11,500,000 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 4,000,000 shares of common stock issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to the Sponsor in connection with the initial public offering of dMY Technology Group, Inc. III (“dMY”) and (ii) up to 7,500,000 shares of common stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of dMY.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 105,086,092 shares of common stock consisting of (a) up to 34,500,000 shares of common stock issued in a private placement pursuant to subscription agreements entered into on March 7, 2021, (b) up to 7,500,000 shares of common stock issued in a private placement to the dMY Initial Stockholders in connection with the initial public offering of dMY, (c) up to 4,000,000 shares of common stock issuable upon exercise of the Private Warrants and (d) up to 59,086,092 shares of common stock (including shares issuable upon the exercise of convertible securities) pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 30, 2021, between us and the selling securityholders granting such holders registration rights with respect to such shares and (ii) up to 4,000,000 Private Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any other amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and Public Warrants are listed on the New York Stock Exchange under the symbols “IONQ” and “IONQ WS,” respectively. On July 21, 2022, the last reported sales price of our common stock was $5.26 per share and the last reported sales price of our Public Warrants was $1.00 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 21, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 11, 2022

IonQ, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39694	85-2992192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4505 Campus Drive College Park, MD		20740
(Address of principal executive offices)		(Zip Code)

(301) 298-7997

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IONQ	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IONQ WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 11, 2022, the Board of Directors (the “Board”) of IonQ, Inc. (the “Company”) increased the size of the Board from eight to nine directors and, following the recommendation of the Nominating and Corporate Governance Committee, appointed Kathryn Chou to serve as a member of the Board and as a member of the Board’s Nominating and Corporate Governance Committee and Compensation Committee, effective on July 11, 2022. Ms. Chou is a Class II director whose term will expire at the Company’s 2023 Annual Meeting of Stockholders. The Board has determined that Ms. Chou is “independent” pursuant to the rules of The New York Stock Exchange (“NYSE”) and other governing laws and applicable regulations.

Since January 2022, Ms. Chou has served as Senior Vice President, SaaS Engineering, of Nutanix, Inc., a publicly listed company, where she along with her team is responsible for building secure and scalable SaaS applications and systems across the entire customer life cycle. From June 2020 to September 2022, Ms. Chou served as Senior Vice President, Worldwide Sales Strategy and Operations, from March 2020 to June 2020, as Vice President, Customer Success Operations and Intelligence and from September 2016 to March 2020 as Vice President, Research and Development, Operations and Central Services, of VMware, Inc., a publicly listed company. Ms. Chou has also served in various non-profit organizations throughout her career. Ms. Chou received an M.B.A. from Harvard Business School and holds M.S. and B.S. degrees in manufacturing systems engineering and mechanical engineering, respectively, from Stanford University.

There is no arrangement or understanding between Ms. Chou and any other person pursuant to which she was selected as a director, and there is no family relationship between Ms. Chou and any of the Company’s other directors or executive officers. There are no transactions between Ms. Chou and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

As a non-employee director of the Company, Ms. Chou is eligible to participate in the Company’s Non-Employee Director Compensation Policy, pursuant to which she will receive an annual base retainer of $30,000 per year for service on the Board, $4,000 per year for service on the Nominating and Corporate Governance Committee, $6,000 per year for service on the Compensation Committee and an initial equity award with a dollar-denominated value of $400,000. The initial equity award (i) will be made pursuant to the Company’s 2021 Equity Incentive Plan, (ii) will consist of restricted stock units and an option to purchase the Company’s common stock, and (iii) will vest over a three-year period, with one-third of the initial grant vesting on each anniversary of the grant date, such that the initial grant is fully vested on the third anniversary of the date of grant, subject to continued board service.

In connection with Ms. Chou’s election to the Board, the Company and Ms. Chou entered into the Company’s standard form of indemnification agreement, the form of which was filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-260008), filed with the U.S. Securities and Exchange Commission on October 4, 2021. This agreement requires the Company to indemnify Ms. Chou, to the fullest extent permitted by Delaware law, for certain liabilities to which she may become subject as a result of her affiliation with the Company.

Item 7.01	Regulation FD Disclosure.

A copy of the press release announcing the appointments of Ms. Chou to the Board has been filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1933, as amended, or the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the registrant under the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release of IonQ, Inc. dated July 12, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IonQ, Inc.

Dated: July 21, 2022	By:	/s/ Laurie Babinski
Laurie Babinski
General Counsel and Corporate Secretary

Exhibit 99.1

IonQ Appoints Kathy Chou to Board of Directors

Veteran tech executive joins IonQ’s seasoned board of directors,

bringing decades worth of engineering ops and enterprise experience

COLLEGE PARK, MD – July 12, 2022 - IonQ (NYSE: IONQ), an industry leader in quantum computing, today announced the appointment of Kathy Chou, SVP of SaaS Engineering at Nutanix, to the IonQ Board of Directors. As a member of the Board of Directors, Chou will help support IonQ’s work to build the world’s best quantum computers to solve the world’s most complex problems.

“It is an incredible privilege to have Kathy join our Board of Directors. She brings with her an enormous wealth of knowledge from her impressive career and tenure at some of the world’s largest tech companies, and her expert point of view will help guide IonQ’s mission for years to come,” said Peter Chapman, CEO and President, IonQ.

“The opportunity for quantum computing to change the world is limitless, and I believe IonQ is well equipped to lead the charge in this complex and exciting space. Quantum computing may be the key to solving some of society’s greatest issues in the healthcare, transportation, finance, or climate change, and I believe IonQ is at the forefront of this charge. I look forward to joining the Board to help navigate this burgeoning field and am honored to be a part of this team,” said Kathy Chou.

At Nutanix, Chou oversees a team responsible for the development, security and deployment of SaaS applications, systems and data assets across the entire Nutanix customer lifecycle. Chou joined Nutanix in January 2022 and previously served as the SVP of Worldwide Sales Strategy and Operations at VMware. Her tenure at VMWare spanned five years, touching multiple aspects of the customer success and engineering pipeline, including R&D, customer intelligence, and transforming VMware’s global customer operations function. She has also held multiple senior leadership positions at global enterprise tech companies like HP, Intuit and Informatica.

Additionally, Chou is on or has held numerous non-profit and academic board positions, including serving as the Chair of the Alumni Committee on Trustee Nominations for Stanford, Presidential Search Committee, Vice Chair for the Institute for Research in Social Sciences, Chair for the Development Committee at the Asian Pacific Fund, Vice Chair for Santa Clara University’s Board of Regents and member of SCU’s Engineering Advisory Board and Board Member of Baylor University’s Hankamer School of Business. She holds an MBA in business from Harvard Business School, as well as B.S. and M.S. degrees in Mechanical Engineering and Manufacturing Systems Engineering, respectively, from Stanford University.

Chou’s appointment to the Board follows IonQ’s recent announcement of results from its joint research work with GE Research to develop new solutions that better manage risk exposure. Additionally, the company recently announced its newest quantum computing system, IonQ Forte, which features novel, cutting-edge optics technology that enables increased accuracy and further enhances IonQ’s industry leading system performance.

A blog post further discussing Chou’s addition to IonQ’s Board of Directors can be found here.

About IonQ

IonQ, Inc. is a leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s current generation quantum computer, IonQ Forte, is the latest in a line of cutting-edge systems, including IonQ Aria, a system that boasts industry-leading 20 algorithmic qubits. Along with record performance, IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through the cloud on Amazon Braket, Microsoft Azure, and Google Cloud, as well as through direct API access. IonQ was founded in 2015 by Christopher Monroe and Jungsang Kim based on 25 years of pioneering research. To learn more, visit www.ionq.com.

IonQ Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to IonQ’s ability to be the leader in quantum computing; IonQ’s ability to further develop and advance its quantum computers and achieve scale; IonQ’s market opportunity and anticipated growth; and the benefits to customers of using quantum computing solutions, including the opportunities for quantum computing to change the world and its ability to solve the world’s greatest issues. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: market adoption of quantum computing solutions and IonQ’s products, services and solutions; the ability of IonQ to protect its intellectual property; changes in the competitive industries in which IonQ operates; changes in laws and regulations affecting IonQ’s business; IonQ’s ability to implement its business plans, forecasts and other expectations, and identify and realize additional partnerships and opportunities; and the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of IonQ’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and other documents filed by IonQ from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and IonQ assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. IonQ does not give any assurance that it will achieve its expectations.

Contacts

IonQ Media contact:

Dillon Olagaray

press@ionq.com

IonQ Investor Contact:

investors@ionq.com